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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            -----------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                        Energy Conversion Devices, Inc.
                                (Name of Issuer)

                         Common Stock, $0.01 par value
                         (Title of Class of Securities)

                            -----------------------


                                   292659109
                                 (Cusip Number)

                                  Texaco Inc.
                       (Name of Persons Filing Statement)

                                Deval L. Patrick
                        Vice President & General Counsel

                                  Texaco Inc.
                            2000 Westchester Avenue
                             White Plains, NY 10650

                           Telephone: (914) 253-4061
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)

                                October 26, 2000
            (Date of Event which Requires Filing of this Statement)

                            -----------------------

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

    Check the following box if a fee is being paid with this statement: [ ]


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     Texaco Inc. ("Texaco") hereby amends and supplements its Report on
Schedule 13D, originally filed on June 12, 2000 (the "Schedule 13D") with respect to the purchase of the common stock, par value $0.01 (the "Common Stock") of Energy Conversion Devices, Inc. (the "Issuer").

     Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

   Cover Page.

     The responses set forth in disclosure items 7, 9 and 11 of the Schedule 13D cover page are hereby amended and restated as follows:

     (7)  3,868,033

     (9)  3,868,033

     (11) 3,868,033

   Item 2.  Identity and Background.

     Appendix A to the Schedule 13D is hereby deleted in its entirety and replaced with the Appendix A attached to this Amendment No. 1.

   Item 3.  Source and Amount of Funds or Other Consideration.

     The response set forth in Item 3 of the Schedule 13D is hereby amended by adding the following information as a second paragraph:

     Pursuant to a Preemptive Rights Stock Purchase Agreement (the "Preemptive Rights Agreement"), dated as of October 26, 2000, by and between TRMI Holdings Inc. ("TRMI") and the Issuer, TRMI has purchased 125,233 additional shares of Common Stock of the Issuer using available working capital. (TRMI is a wholly-owned subsidiary of Texaco). The Preemptive Rights Agreement provides, among other things, that the aggregate price to be paid for the additional shares of Common Stock would be $3,794,559.90 and that the shares so acquired shall be subject to the terms of Section 2.6(b), Part Four and Part Five of the Purchase Agreement as if it were "Stock" (as defined in the Purchase Agreement).

   Item 4.  Purpose of the Transaction.

     The response set forth in Item 4 of the Schedule 13D is hereby amended by adding the following information at the end of the first sentence of the first paragraph:

     Texaco has purchased additional shares of Common Stock pursuant to certain preemptive rights that are described in Section 4.1(d) of the Purchase Agreement (and summarized in Item 6 of this Schedule 13D). The purpose of the additional purchase is to permit Texaco to maintain its percentage of ownership in the Issuer's Common Stock at 20 percent.


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   Item 5.  Interest in Securities of the Issuer.

     The response set forth in Item 5 of the Schedule 13D is hereby amended and restated as follows:


     (a)  Number of Shares Beneficially Owned:        3,868,033 shares of Common Stock.

          Right to Acquire:                           Except for certain preemptive rights which are contained in
                                                      Section 4.1(d) of the Purchase Agreement, none.

          Percent of Class:                           20%

     (b)  Sole Power to Vote, Direct the Vote of, or
          Dispose of Shares:                          3,868,033.

     (c)  Recent Transactions:                        None, other than as discussed above.

     (d)  Rights with Respect to Dividends or Sales
          Proceeds:                                   Not Applicable.

     (e)  Date of Cessation of Five Percent
          Beneficial Ownership:                       Not Applicable.

   Item 7.  Material to be Filed as Exhibits.

     The response set forth in Item 7 of the Schedule 13D is hereby amended by adding the following exhibit:

     Exhibit 2: Preemptive Rights Stock Purchase Agreement, dated as of October 26, 2000, by and between Energy Conversion Devices, Inc. and TRMI Holdings Inc.


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                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: November 6, 2000

                                                     Texaco Inc.


                                                     By: /s/ Michael H. Rudy
                                                       ------------------------
                                                       Name:  Michael H. Rudy
                                                              Title: Secretary


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                                                                      Appendix A


                DIRECTORS AND EXECUTIVE OFFICERS OF TEXACO INC.

The name, title, present principal occupation or employment, and business address of each of the directors and executive officers of Texaco Inc. ("Texaco") are set forth below. Unless otherwise indicated, the business address for each person is c/o Texaco Inc., 2000 Westchester Avenue, White Plains, New York, 10650.


                                                                 Title, Present Principal Occupation
              Name                                                  or Employment and Citizenship
------------------------------------------------------ --------------------------------------------------------------
A. Charles Baillie.................................... Director. Chairman & Chief Executive Officer of Toronto-Dominion
                                                       Bank. Toronto-Dominion Bank, 55 King Street West, 11th Floor,
                                                       Toronto Dominion Bank Tower, Toronto, Ontario M5K 1A2,
                                                       Canada. Mr. Baillie is a citizen of Canada.

Peter I. Bijur........................................ Director. Chairman & Chief Executive Officer of Texaco Inc.

Mary K. Bush.......................................... Director. President of Bush & Company.  Bush & Company, 4201
                                                       Cathedral Avenue, N.W., Suite 1016E, Washington, D.C. 20016.

Edmund M. Carpenter................................... Director. President & Chief Executive Officer of Barnes Group, Inc.
                                                       Barnes Group, Inc., 123 Main Street, P.O. Box 489, Bristol, CT
                                                       06011-0489.

Robert J. Eaton . . . . . . . . . . . . . . . . . . . .Director. Former.Chairman of DaimlerChrysler Corporation.
                                                       DaimlerChrysler Corporation, 1000 Chrysler Dr., CIMS 480-01-01,
                                                       Auburn Hills, MI 48326-2766.

Michael C. Hawley..................................... Director. Former Chairman & Chief Executive Officer of The
                                                       Gillette Company.  The Gillette Company, Prudential Tower
                                                       Building, 800 Boylston Street, Boston, MA 02119-8004.

Franklyn G. Jenifer................................... Director.  President of the University of Texas at Dallas.  University
                                                       of Texas at Dallas, 2601 North Floyd Road, Room AD2.418,
                                                       Richardson, TX 75080.

Sam Nunn.............................................. Director. Senior Partner of King & Spalding.  King & Spalding, 191
                                                       Peachtree Street, Atlanta, GA 30303-1763.

Charles H. Price, II.................................. Director. Former Chairman of Mercantile Bank of Kansas City.
                                                       Mercantile Bank of Kansas City, One West Armour Blvd., Suite 300,
                                                       Kansas City, MO 64111.

Charles R. Shoemate................................... Director. Advisory Director of Unilever PLC.  Unilever PLC, P.O.
                                                       Box 68, Unilever House, Blackfriars, London EC4P 4BQ, United
                                                       Kingdom.

Robin B. Smith........................................ Director. Chairman & Chief Executive Officer of Publishers Clearing
                                                       House.  Publishers Clearing House, 382 Channel Drive, Port
                                                       Washington, NY 11050.

William C. Steere, Jr................................. Director. Chairman & Chief Executive Officer of Pfizer Inc. Pfizer
                                                       Inc., 235 East 42nd Street, New York, NY 10017-5755.


Thomas A. Vanderslice................................. Director. President of TAV Associates.  TAV Associates, Le Rivage,
                                                       Unit 10-N, 4351 Gulf Shore Blvd. North, Naples, FL 34103.

Patrick J. Lynch...................................... Senior Vice President & Chief Financial Officer.

John J. O'Connor...................................... Senior Vice President.



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William M. Wicker..................................... Senior Vice President.

Bruce S. Appelbaum.................................... Vice President.  4800 Fournace Place, Bellaire, TX 77401-2324

John Bethancourt...................................... Vice President.

Eugene Celentano...................................... Vice President.

James F. Link......................................... Vice President.

James R. Metzger...................................... Vice President.

Rosemary Moore........................................ Vice.President
 .

Robert C. Oelkers..................................... Vice President.

Deval L. Patrick...................................... Vice President & General Counsel.

Elizabeth P. Smith.................................... Vice President.

Robert A. Solberg..................................... Vice President.  1111 Bagby Street, Houston, TX 77002-2543

Janet L. Stoner....................................... Vice President.

Michael N. Ambler..................................... General Tax Counsel.

George J. Batavick.................................... Comptroller.

Ira D. Hall........................................... Treasurer.

Michael H. Rudy....................................... Secretary.

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